                        [JENKENS & GILCHRIST LETTERHEAD]


                                 April 12, 2005


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549
Attention: Ms. Mara Ransom, Office of Mergers and Acquisitions

         RE:      THE REPUBLIC CORPORATION
                  AMENDMENT NO. 4 TO SCHEDULE 13E-3; FILE NO. 5-03196 AMENDMENT NO. 4 TO SCHEDULE 14A; FILE NO. 0-08597 FILED APRIL 12, 2005

Dear Ms. Ransom:

         On behalf of our client, The Republic Corporation, a Texas corporation (the "Company"), we are filing with the Securities and Exchange Commission (the "Commission"), by electronic submission, Amendment No. 4 to the above-referenced
Schedule 13E-3 originally filed with the Commission on December 6, 2004, and amended on January 26, 2005, February 23, 2005, and March 21, 2005, which amendment includes, pursuant to Item 16, as Exhibit (a)(i) a revised preliminary proxy statement (the "Proxy Statement") for the special meeting of shareholders of the Company. We are also filing Amendment No. 4 to the above referenced
Schedule 14A originally filed with the Commission on December 6, 2004, and amended on January 26, 2005, February 23, 2005, and March 21, 2005. Original signature pages and exhibits will be retained by the Company and will be available for inspection by the Commission.

         As the Commission's staff (the "Staff") is aware, we have had conversations with Ms. Abby Adams regarding the Company's response to comment 7 of the Commission's letter dated March 8, 2005, specifically regarding the Staff's position that projections provided by management to a third-party advisor in a Rule 13E-3 transaction must be disclosed. In response to comment 7, the Company clarified that it did not prepare any projections in conjunction with the financial advisor's valuation of the Company's stock or otherwise in connection with the proposed transaction. On

                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Securities and Exchange Commission
Ms. Mara Ransom
April 12, 2005
Page 2

March 24, 2005, Ms. Adams by voice message requested further clarification of the Company's response to comment 7, specifically with respect to "budget, capital plan, and loan loss reserves."

         On April 5, 2005, we discussed by telephone with you why the budget, capital plan, and loan loss reserves are either already disclosed or should not be disclosed in the Proxy Statement. As we discussed, the Company's independent financial advisor, as a part of its engagement by the board of directors of the Company, reviewed the budget (the "2004 Budget") of the Company's wholly-owned subsidiary, First National Bank in Trinidad (the "Bank"), as well as the Bank's capital plan and loan loss reserves.

         With respect to the "capital plan" and the "loan loss reserves," we note that "capital plan" refers to the Bank's requirement to monitor its assets and liabilities in order to comply with strict federal bank regulatory requirements regarding its capital levels and composition of its capital. Disclosure concerning, and a discussion of, the "capital plan" is included in the Company's annual report for the year ended December 31, 2004 on Form 10-KSB, a copy of which is attached as an appendix to the Proxy Statement and incorporated therein by reference. Under the "Item 1. Business - Regulatory Capital Requirements," the Company provides a description of the applicable capital requirements as well as the Company's capital ratios and that the Company and the Bank are "well capitalized" under applicable federal regulations. Similarly, the Company's 2004 Form 10-KSB describes the Bank's analysis of its allowance for loan losses and reserve for loan loss allocation. "Loan loss reserves" are a tool utilized by banks to provide for probable losses in the Bank's loan portfolio. The Bank's board of directors regularly monitors the loan loss reserves to ensure that "problem" or "suspect" loans may be dealt with swiftly and efficiently to avoid loss to the Bank. We believe that the disclosure contained in the Company's 2004 Form 10-KSB provides the Company's shareholders with the material information necessary to make an informed investment decision with respect to their decision to vote for the approval and adoption of the merger agreement or to dissent.

         With respect to the 2004 Budget, the Bank prepared the 2004 Budget in late 2003. The 2004 Budget did not contemplate the effects of the transactions described in the Proxy Statement or even the occurrence of the transactions. Consequently, the 2004 Budget would be materially different from the budget of the Company or the Bank giving effect to those transactions because the 2004 Budget did not take into account certain required effects of the transactions, such as the substantial elimination of corporate income taxation of earnings, loss of deferred tax assets and liabilities, or the conversion from the "reserve" method of accounting for bad debts to the "charge-off" method of accounting for bad debts. Because of those differences, the financial advisor did not, in fact, use the 2004 Budget in preparing its analysis and projections concerning the Company and the transactions. Rather, the financial advisor relied on its data concerning the banking environment and other publicly-available information concerning the Bank in preparing

                               JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION

Securities and Exchange Commission
Ms. Mara Ransom
April 12, 2005
Page 3


its own projections concerning the Company's performance, a fact that is currently disclosed in the Proxy Statement.

         For the reasons discussed in the preceding paragraph, we believe that disclosure of the 2004 Budget would be materially misleading to shareholders, and would not provide material or meaningful disclosure to the shareholders in making their investment decision with respect to their decision to vote for the approval and adoption of the merger agreement or to dissent. Additionally, when juxtaposed against the financial advisor's analysis and projections described and discussed in the Proxy Statement and the financial advisors report included as an exhibit to the Schedule 13E-3, disclosure of the 2004 Budget in the Proxy Statement would be confusing and potentially misleading to the Company's shareholders.

         In summary, we believe that the current disclosure contained in the Proxy Statement, when also considered along with the information provided in the financial advisor's Cash Fair Evaluation of the Common Stock included as Exhibit 99(c)(ii) to the Schedule 13E-3 and the Company's recent Form 10-KSB attached as Appendix G to the Proxy Statement, provides the Company's shareholders with the material information necessary to enable the Company's shareholders to make an informed investment decision with respect to their decision to vote for the approval and adoption of the merger agreement or to dissent.

         We appreciate you discussing these matters with us and working with us to resolve these outstanding issues, which we understand to be the only remaining issues with regard to the Company's filing. As you know, the Company would like to file its definitive proxy statement by the end of this week.

         Please call me at (214) 855-4160 to let me know whether the proposed revisions to the Proxy Statement, including the updated financial figures, are acceptable. Thank you for your assistance.

                                         Very truly yours,

                                         /s/ Michael G. Keeley

                                         Michael G. Keeley

Enclosures

cc:      Working Group